

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. Steven R. Bromley
President and Chief Executive Officer
SunOpta Inc.
2838 Bovaird Drive West
Brampton, Ontario L7A 0H2
Canada

>   **Re: SunOpta Inc.**
>   **Form 10-K**
>   **Filed March 11, 2010**
>   **Schedule 14A**
>   **Filed April 29, 2010**
>   **File No. 001-34198**

Dear Mr. Bromley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Directors, Executive Officers and Corporate Governance, page 96

Executive Officers, page 96

1. We note that you do not disclose the age of Tony Taveres, Eric Davis, or John Dietrich. Please confirm that in future filings you will disclose the age of each executive officer. Refer to Item 401(b) of Regulation S-K.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive Compensation, page 12</u>

<u>Compensation Program, page 13</u>

2. We note that on page 13 you disclose that you regularly assess, with the assistance of outside independent compensation consultants, the competitiveness of your total compensation programs. You disclose that the data for the external comparisons are drawn from a number of sources, including the publicly available disclosures of selected comparable firms with similar products and national compensation surveys of companies of similar size or industry. Please advise as to whether benchmarking is material to your compensation policies and decisions. If so, please confirm that in future filings you will list the companies to which you benchmark and disclose the degree to which the Compensation Committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

<u>Short Term Incentives, page 13</u>

3. We note that executives and management are eligible to receive an annual bonus based on performance targets. Please confirm that in future filings you will disclose the pre-determined performance targets that must be achieved in order for your executive officers to earn incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

<u>Summary Compensation Table, page 15</u>

4. Please confirm that in future filings you will disclose all assumptions made in the valuation of option awards reported in the Summary Compensation Table, either in a footnote or by a reference in a footnote to a discussion of those assumptions in a specific part of your financial statements, footnotes to the financial statements or discussion in the Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

5. We note that you report the target bonus entitlement for 2009 in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards column of your Grants of Plan-Based Awards Table on page 16 and that you disclose that short-term incentives for executives

and management are provided through annual bonus plans based on actual performance of criteria compared to pre-set targets on page 13. Please advise as to why you have reported the compensation earned pursuant to your annual bonus plans in the Bonus column of your Summary Compensation Table and not in the Non-Equity Incentive Plan Compensation column. As defined in Item 402(a)(6)(iii) of Regulation S-K, an incentive plan is a plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant's stock price, or any other performance measure.

6. We note that in footnote 4 to your Summary Compensation Table, you disclose that director fees are included in the All Other Compensation column of the table. Please confirm that in future filings you will identify and itemize the compensation amounts received by each named executive officer for his or her services as a director in a footnote to the Summary Compensation Table. Refer to Instruction (3) to Item 402(c) of Regulation S-K.

7. We note that you have added the column "Auto" to the Summary Compensation Table. Please confirm that the information provided in your "Auto" column will be reported in the All Other Compensation column of your Summary Compensation Table. Refer to Item 402(c)(ix) of Regulation S-K.

Grants of Plan-Based Awards During 2009, page 16

8. Please advise as to the discrepancy in the amount you report as a target bonus entitlement for 2009 in your Grants of Plan-Based Award Table for Allan Routh on page 16 and the amount reported in the narrative to Mr. Routh's 2009 compensation on the same page. You disclose $102,000 in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards column of the table and explain in the narrative that Mr. Routh received a cash bonus for fiscal 2009 of $61,200 payable in 2010.

Interest of Management and Others in Material Transactions, page 19

9. We note that you state that "no insider (as such term is defined in the Securities Act (Ontario)) or any associate or affiliate of the foregoing has any interest, direct or indirect in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries" with the exception of the transactions you list on page 19. Please confirm that the definition of the term "insider" as defined in the Ontario Securities Act is the same as the definition for the term related person in the Instructions to Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director